1701 Market Street                                        Morgan, Lewis
Philadelphia, PA 19103                                    & Bockius LLP
Tel.: 215.963.5000                                        Counselors at Law
Fax: 215.963.5001



DAVID W. FREESE
215.963.5862
DFREESE@MORGANLEWIS.COM



January 14, 2013



Karen Rossotto, Esq.
U. S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


Re: The Advisors' Inner Circle Fund II (the "Registrant")
    (File Nos. 033-50718 and 811-07102)
    ------------------------------------------------------

Dear Ms. Rossotto:

This letter responds to comments of the Securities and Exchange Commission (the "Commission") staff (the "Staff") on Post-Effective Amendment No. 140 ("PEA 140") under the Securities Act of 1933, as amended (the "1933 Act") and Amendment No. 142 under the Investment Company Act of 1940, as amended (the "1940 Act"), to the Registrant's Registration Statement on Form N-1A, which you provided in a telephonic discussion with Brian London and me on December 18, 2012. PEA 140 was filed with the Commission on October 31, 2012 pursuant to Rule 485(a)(2) under the 1933 Act for the purpose of registering a new series of the Registrant, the LM Capital Opportunistic Bond Fund (the "Fund").

Summaries of the Staff's comments and our responses thereto on behalf of the Registrant are provided below. Capitalized terms not defined herein should be given the meaning provided in PEA 140.

PROSPECTUS

1. COMMENT: Revise the language in footnote 2 to the Fund's fee table to clarify the period during which LM Capital Group, LLC (the "Adviser"), the Fund's investment adviser, may be reimbursed for previously waived advisory fees or reimbursed Fund expenses pursuant to the contractual expense limitation agreement between the Adviser and the Trust, on behalf of the Fund (the "ELA").

     RESPONSE: The requested change has been made.




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January 14, 2013
Page 2

2. COMMENT: Please confirm supplementally that the Adviser does not intend to terminate the ELA prior to one year from the date it becomes effective.

     RESPONSE: The Adviser has confirmed that it has no current intention to terminate the ELA prior to one year from the date it becomes effective.

3. COMMENT: In light of the word "Bond" in the Fund's name, in the second sentence under the heading, "Principal Investment Strategies," please replace the term "fixed income instruments" with "bonds."

     RESPONSE: The Registrant believes that its use of the term "fixed income instruments" rather than "bonds" in describing the Fund's investments is consistent with Rule 35d-1 under the 1940 Act and the Staff's interpretations with respect to Section 35(d) of the 1940 Act. The Staff has stated that for the purposes of Section 35(d), investing in "debt instruments" is sufficient for funds with "bond" in their names. Specifically, the Staff's generic comment letter of February 25, 1994 states that "... a fund using the term 'bond' in its name satisfies the requirements of Section 35(d) of the 1940 Act and Guide 1 to Form N-1A if it invests at least 65 percent [now 80 percent] of its total assets in debt instruments." Consistent with the Staff's guidance in the generic comment letter, the Fund's prospectus describes what the Fund considers to be a "bond" for purposes of its investment policy. As such, the Registrant believes that the term "fixed income instruments" conforms with Staff guidance concerning 80% policies adopted pursuant to Rule 35d-1 under the 1940 Act ("80% Policies") by funds with "bond" in their names.

4. COMMENT: In the second sentence under the heading, "Principal Investment Strategies," please add ", plus any borrowings for investment purposes," after "at least 80% of its net assets."

     RESPONSE: The requested change has been made.

5. COMMENT: In the fourth sentence under the heading, "Principal Investment Strategies," please discuss in greater detail the meaning of "to be announced" transactions.

     RESPONSE: The fourth sentence under the heading "Principal Investment Strategies" has been revised as follows (emphasis added):

          "Fixed income instruments include, but are not limited to, securities issued or guaranteed by the U.S. Government and its agencies and instrumentalities, corporate bonds and other corporate debt securities, mortgage-backed securities (including "to be announced" transactions IN WHICH THE MORTGAGE POOLS TO BE DELIVERED ARE NOT SPECIFIED UNTIL A FEW DAYS PRIOR TO THE SETTLEMENT DATE), asset-backed securities, municipal securities, and privately-issued securities that may be resold only in accordance with Rule 144A or Regulation S under the Securities Act of 1933 (the "1933 Act")."




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January 14, 2013
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6.   COMMENT: In the "Principal Investment Strategies" section, please revise the disclosure to state that treasury futures with economic characteristics similar to fixed income instruments will be included as investments that satisfy the Fund's 80% Policy.

     RESPONSE: The last sentence under the heading "Principal Investment Strategies" has been replaced with the following:

          "Treasury futures with economic characteristics similar to fixed income instruments will be included as investments that satisfy the Fund's 80% policy discussed above."

7. COMMENT: Please confirm supplementally whether the market value or notional value of treasury futures will be used to determine compliance with the Fund's 80% Policy.

     RESPONSE: The Fund will typically count a treasury futures' market value (not notional value) towards compliance with the Fund's 80% Policy.

8. COMMENT: Please confirm supplementally whether the Fund has an anticipated weighted average maturity. If so, please disclose under the heading "Principal Risks -- Interest Rate Risk," the anticipated weighted average maturity.

     RESPONSE: The Adviser has confirmed that the Fund currently does not have an anticipated weighted average maturity.

9. COMMENT: Consider moving the disclosure related to "duration" in the second paragraph under the heading "Principal Risks -- Interest Rate Risk" to the "Principal Investment Strategies" section.

     RESPONSE: The second paragraph under the heading "Principal Risks -- Interest Rate Risk" has been moved to the end of the second paragraph in the "Principal Investment Strategies" section.

10. COMMENT: Consider revising the third sentence of the second paragraph under the heading "Principal Investment Strategies" section to clarify the expected average duration range of the Fund.

     RESPONSE: The third sentence of the second paragraph under the heading "Principal Investment Strategies" has been deleted and replaced with the following:

          "LM Capital Group expects that the Fund's average duration will range between 20% shorter and 20% longer than that of the Barclays US Aggregate Index."

11. COMMENT: In the "Purchase and Sale of Fund Shares" section, please replace the term "sell" with "redeem."




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January 14, 2013
Page 4

     RESPONSE: The requested change has been made.

12. COMMENT: Please add ", in which case your distribution will be taxed when withdrawn from the tax-deferred account" to the end of the "Tax Information" summary section.

     RESPONSE: The requested change has been made.

13. COMMENT: In the last paragraph under the heading "Investment Adviser," please add "initial" before "Annual Report."

     RESPONSE: The requested change has been made.

14. COMMENT: Confirm supplementally the no-action relief on which the Fund relies to include the Composite in the Prospectus.

     RESPONSE: The Fund relies on Nicholas Applegate, SEC No-Action Letter (August 6, 1996) to include the Composite in the Prospectus.

15. COMMENT: Confirm supplementally that the Composite consists of all actual, fee paying accounts managed by the Adviser that have investment objectives, policies and strategies substantially similar to those of the Fund ("Substantially Similar Accounts"). If so, insert the word "all" between the words "of" and "actual" in the first sentence of the first paragraph under the heading "Related Performance Data of the Adviser."

     RESPONSE: The Adviser has confirmed that the Composite consists of all Substantially Similar Accounts managed by the Adviser. The requested change has been made.

16. COMMENT: Please clarify whether the "net of fees" performance results presented in the Composite are net of all fees. If so, replace the word "management" in the first sentence of the third paragraph under the heading "Related Performance Data of the Adviser" with the word "all." If not, recalculate prior performance net of all fees and revise the disclosure accordingly.

     RESPONSE: The Adviser has confirmed that the "net of fees" performance results presented in the Composite reflect the deduction of management fees and that the "gross of fees" and "net of fees" performance results reflect the impact of direct trading expenses (I.E., brokerage commissions and execution costs). The Adviser also confirmed that it does not impose fees or expenses on the accounts included in the Composite beyond those fees and expenses reflected in the "net of fees" performance results. However, consistent with the Staff's position in Investment Company Institute, SEC No- Action Letter (Aug. 24, 1987), the performance figures do not reflect the imposition of custodial fees, if any. Therefore, while we respectfully decline to disclose that the "net of fees" performance results are net of "all" fees, the prospectus has been revised to disclose




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January 14, 2013
Page 5

     that the "gross of fees" and "net of fees" performance results also are net of all direct trading expenses.

17. COMMENT: With respect to footnote 1 to the Composite, confirm supplementally whether any Substantially Similar Accounts with less than $10 million were excluded from the Composite, and if so, why such Substantially Similar Accounts were excluded. If such Substantially Similar Accounts were excluded from the Composite, represent supplementally that excluding such Substantially Similar Accounts would not be materially misleading to investors.

     RESPONSE: The Adviser has confirmed that it does not manage any accounts with less than $10 million dollars pursuant to investment objectives, policies and strategies substantially similar to those of the Fund, and, therefore, that no Substantially Similar Accounts with less than $10 million were excluded from the Composite because there are no such Substantially Similar Accounts.

18. COMMENT: With respect to footnote 1 to the Composite: (i) confirm supplementally whether Substantially Similar Accounts that are managed on a less than fully discretionary basis are excluded from the Composite; (ii) if such Substantially Similar Accounts are excluded from the Composite, discuss supplementally the level of discretion that the Adviser exercises over them; (iii) confirm supplementally whether the Adviser reports such Substantially Similar Accounts in its Form ADV; (iv) if the Adviser reports such Substantially Similar Accounts in its Form ADV, confirm supplementally the basis on which such Substantially Similar Accounts are excluded from the Composite; and (v) represent supplementally that excluding such Substantially Similar Accounts from the Composite would not be materially misleading to investors.

     RESPONSE: The Adviser has confirmed that it does not manage any accounts on a less than fully discretionary basis, and, therefore, that no Substantially Similar Accounts that are managed on a less than fully discretionary basis are excluded from the Composite because there are no such Substantially Similar Accounts.

19. COMMENT: Confirm that the Fund will use the market value of derivatives in calculating net asset value ("NAV").

     RESPONSE: The Fund will use the market value of derivatives in calculating net asset value ("NAV").


STATEMENT OF ADDITIONAL INFORMATION

1. COMMENT: The "Description of Permitted Investments" section appears twice. Please delete this section the first time it appears.




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January 14, 2013
Page 6

     RESPONSE: The requested change has been made.

2. COMMENT: Under the "Futures and Options Transactions" heading in the "Description of Permitted Investments and Risk Factors" section, please disclose that the Fund will "cover" the marked-to-market value of any obligations with respect to cash-settled instruments and the full notional value of any obligations with respect to non-cash-settled instruments.

     RESPONSE: The requested change has been made.

3. COMMENT: Please confirm that the Adviser's proxy voting policies and procedures will be included in Appendix B to the SAI filed as part of a future post-effective amendment.

     RESPONSE: The Adviser's proxy voting policies and procedures are included in Appendix B to the SAI filed as part of the post-effective amendment that accompanies this letter.

4. COMMENT: Under the heading, "Codes of Ethics," please disclose whether Access Persons are permitted to invest in securities that may be purchased or held by the Fund, pursuant to Item 17(e) of Form N-1A.

     RESPONSE: The requested change has been made.


                            * * * * * * * * * * * *

I hereby acknowledge on behalf of the Registrant that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Registrant's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.



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January 14, 2013
Page 7

If you have any additional questions or comments, please do not hesitate to contact me at 215.963.5862.

Sincerely,

/s/ David W. Freese
-------------------
David W. Freese